United States
Securities and Exchange Commission
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 7, 2002

Commission File Number 000-27663

SATYAM INFOWAY LIMITED
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, 2nd Floor
No. 4, Canal Bank Road
Taramani, Chennai 600 113 India
(91) 44-254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F [X] Form 40 F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 5. Other Events.
SIGNATURES

Item 5. Other Events.

     Effective October 7, 2002, Satyam Infoway Limited (“Sify”) entered into definitive agreements with two investors in connection with a $20 million equity investment in Sify. Under the agreements, (1) an affiliate of SOFTBANK Asia Infrastructure Fund (“SAIF”) will purchase approximately 7.56 million newly issued ADSs for $13.0 million, or $1.72 per ADS, (2) VentureTech Solutions Private Ltd. (“VentureTech”) will purchase approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million, or $1.72 per equity share, and (3) VentureTech will be obligated to purchase an additional approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million, or $1.72 per equity share, prior to May 1, 2003. One ADS represents one equity share. The transactions are expected to be completed by December 2002, subject to receipt of approval from Sify’s shareholders, the achievement of specified financial performance metrics by Sify for the quarter ended September 30, 2002, Government of India approvals and the satisfaction of other closing conditions.

     Upon completion of these transactions, Sify’s number of outstanding equity shares will increase from 23.2 million to 34.8 million expected to be held approximately as follows:

SAIF	21.7%
VentureTech	11.7
South Asia Regional Fund	10.3
Nasdaq ADS Holders	17.0
Satyam Computer Services	35.0
Others	4.3

100.0%

     In connection with the completion of the financing, the parties anticipate entering into a shareholders agreement providing for, among other things, a Board of Directors comprised of nine directors to be nominated as follows: SAIF—two nominees; VentureTech—two nominees; Satyam Computer Services—two nominees; South Asia Regional Fund—one nominee; one independent nominee; and one nominee who shall be the Managing Director of Sify. The shareholders agreement will also grant the investors consent rights with respect to specified corporate transactions.

     This report on Form 6-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, Sify’s expectation that the financing will be completed on the currently anticipated schedule or at all. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

     The securities described in this report on Form 6-K have not been registered under the Securities Act of 1933, as amended, are being sold to non-U.S. persons in a private placement and may not be reoffered or resold except pursuant to a registration statement or an exemption from such registration requirements. This report is neither an offer to sell nor a solicitation of an offer to purchase any such securities.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: October 7 , 2002	SATYAM INFOWAY LIMITED

	By:	/s/ T.R. Santhanakrishnan

		Name:	T.R. Santhanakrishnan
		Title:	Chief Financial Officer

3